UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

OLD POINT FINANCIAL CORPORATION
(Name of Issuer)

Common Stock ($5.00 Par Value)
(Title of Class of Securities)

680194107
(CUSIP Number)

Diane Sibert
The Old Point National Bank
16 South Mallory Street, Hampton, VA 23663  (757) 728-1248
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 1996*
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box      .

Check the following box if a fee is being paid with this statement      .
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


FOOTNOTE:

* A 1% change in beneficial ownership resulted due to distribution of trust accounts in which Mr. Shuford was the Trustee, as Executor of the estate of his mother-in-law, and transfers to and from that estate. For additional details, see Forms 3 and 4 filings for the company.

SCHEDULE 13D
CUSIP No. 680194107                 Page 2 of 4 Pages

1. Name of Reporting Person
   S.S. Or I.R.S. Identification No. of Above Person

   Robert F. Shuford
   ###-##-####

2. Check The Appropriate Box If A Member of A Group*

   (a)
   (b)   X

3. SEC Use Only

4. Source of Funds*

   See Item 3

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)

6. Citizenship or Place of Organization

   United States

7. Sole Voting Power

   28563
** 10240 Incentive Stock Options

8. Shared Voting Power

   37795

9. Sole Dispositive Power

   28563
** 10240 Incentive Stock Options

10.   Shared Dispositive Power

   37795

11.   Aggregate Amount Beneficially Owned By Each Reporting Person

   66358
** 10240 Incentive Stock Options

12.   Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*

13.   Percent of Class Represented By Amount In Row (11)

   5.9%

14.   Type Of Reporting Person*
   BK

** FOOTNOTE:
      5500 OF THESE SHARES ARE EXERCISABLE WITHIN 60 DAYS

                                SEC 1746 (9-88)

SCHEDULE 13D

CUSIP No. 680194107                 Page 3 of 4 Pages

Item 1.  Security and Issuer.

         The title of the class of equity securities to which this Schedule relates is common stock, $5.00 par value. The name, address, and telephone number of the issuer of such securities is Old Point Financial Corporation, a bank holding company organized under the laws of Virginia (the "Holding Company") whose address is 1 West Mellen Street, Hampton, Virginia, 23663 (757) 722-7451. The common stock of the Holding Company will be referred to herein as "Old Point Common Stock".

Item 2.  Identity and Background.

         The following information is given with respect to the person filing this Statement:

(a)      Robert F. Shuford

(b) Mr. Shuford's business address is: Old Point Financial Corporation, 1 W. Mellen Street, P.O. Box 3392, Hampton, VA 23663

(c) Mr. Shuford's principal occupation is Chairman of the Board and President of Old Point Financial Corporation, and Chairman of the Board and President of Old Point National Bank. Mr. Shuford is a director of both the Holding Company and Old Point National Bank.

(d) Mr. Shuford has not, during the last five years been convicted in a criminal proceeding.

(e) Mr. Shuford has not, during the last five years, been a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Mr. Shuford is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not Applicable

Item 4.  Purpose of Transaction.

         A 1% change in beneficial ownership resulted due to distribution of trust accounts in which Mr. Shuford was the Trustee, as Executor of the estate of his mother-in-law, and transfers to and from that estate. For additional details, see Forms 3 and 4 filings for the company.

Item 5.  Interest in Securities of the Issuer.

         Not Applicable

Item 6.  Contracts, Agreements, Understandings, or Relationships with respect
to Securities of the   Issuer.

         Not Applicable

Item 7.  Material to be Filed as Exhibits.

         None

SCHEDULE 13D

CUSIP No. 680194107                 Page 4 of 4 Pages




SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.




Dated:  February 13, 1997           /s/Robert F. Shuford




                       SEC 1746 (9-88)